
05041621

SECURITIES AND EXCHANGE COMMISSION


SEC MAIL PROCESSING
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JUN 01 2005
WASH. D.C. 209 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45357

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2004 (MM/DD/YY) AND ENDING March 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Optima Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25941 Richville Dr.
(No. and Street)

Torrance, CA 90505
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Yin 310 326-8848
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260, LA CA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 21 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Yin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Optima Securities, Inc., as of March 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



STELLA YEE
Commission # 1410096
Notary Public - California
Los Angeles County
My Comm. Expires Apr 23, 2007

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT
DATE - MARCH 31, 2005

OPTIMA SECURITIES, INC.
25941 RICHVILLE DR.
TORRANCE, CALIFORNIA 90505

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Optima Securities, Inc.
Torrance, California

I have audited the accompanying statement of financial condition of Optima Securities, Inc., as of March 31, 2005 and related statements of income (loss), cash flows, and changes in shareholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Optima Securities, Inc. as of March 31, 2005 and the results of its operations, cash flows and shareholder's equity for the year then ended in conformity with the United States generally accepted accounting principles.
My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 8 to 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Elizabeth Tractenberg, CPA
Los Angeles, California
May 25, 2005

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD. LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

OPTIMA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2005

ASSETS

Cash		$ 4,393
Commissions receivable		817
Receivable from shareholder		0
Clearing broker deposit		25,693
Investments		3,210
Office Equipment	$ 8,695	
Automobiles & trucks	62,137	
Accumulated depreciation	(26,949)	43,883
TOTAL ASSETS		$ 77,996

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses		$ 3,325
TOTAL LIABILITIES		3,325
SHAREHOLDER'S EQUITY		
Common stock ($1 par value, 100,000 shares authorized and issued; 10,000 shares outstanding)	$ 10,000	
Paid-in capital	90,448	
Retained earnings	(25,777)	74,671
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 77,996

See Accompanying Notes to Financial Statements

OPTIMA SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED MARCH 31, 2005

REVENUES		
Commissions	$	33,658
Interest Income		0
Other Income		384
TOTAL REVENUES		34,042
DIRECT COSTS		
Clearing house charges		18,552
Quotes & research		2,220
TOTAL DIRECT COSTS		20,772
GROSS PROFITS		13,270
OPERATING EXPENSES - see page 8		20,709
INCOME (LOSS) BEFORE TAX PROVISION		(7,439)
INCOME TAX PROVISION		800
NET INCOME (LOSS)	$	(8,239)

See Accompanying Notes to Financial Statements

OPTIMA SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2005

	Common Stock Shares		Common Stock		Paid-In Capital		Retained Earnings (Deficit)		Total
Balance, March 31, 2004	10,000	$	10,000	$	129,768	$	(17,538)	$	122,230
Capital Distribution					(39,320)				(39,320)
Net Income (Loss)							(8,239)		(8,239)
Balance, March 31, 2005	10,000	$	10,000	$	90,448	$	(25,777)	$	74,671

See Accompanying Notes to Financial Statements

OPTIMA SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2005

Cash Flows from Operating Activities:		
Net income (loss)	$	(8,239)
Depreciation and amortization		2,045
Changes in operating assets and liabilities:		
Commissions receivable		3,183
Clearing broker deposit		(1,793)
Investments		90
Accounts payable		691
Net cash provided (used) in operating activities		(4,024)
Cash Flows from Investing Activities:		
Loan to shareholder		40,000
Cash Flows from Investing Activities		40,000
Cash Flows from Financing Activities:		
Distribution		(39,320)
Cash Flows for Financing Activities		(39,320)
Net decrease in cash		(3,344)
Cash at beginning of year		7,737
Cash at end of year	$	4,393

SUPPLEMENTAL INFORMATION

Interest paid	$	0
Income taxes paid	$	800

See Accompanying Notes to Financial Statements

OPTIMA SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Optima Securities, Inc. (the Company), is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company was incorporated July 22, 1992 and approved by the NASD in May of 1993. Its principal and only office is located in Torrance, California.

The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3 (k)(2)(ii). As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

NOTE 2 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. The computation of net capital requirements pursuant to Rule 15c3-1 appears on page 8.

NOTE 3 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4 - INCOME TAXES

The Company files the corporation income tax returns on the accrual basis of accounting. The Company has a net federal operating loss carry forward (NOL) of approximately $9,000 which can be used through years 2010. The State income tax is a minimum requirement of $800.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions due to the possibility that the customers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 6 – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemptive provision.

OPTIMA SECURITIES, INC.
OPERATING EXPENSES
FOR THE YEAR ENDED MARCH 31, 2005

OPERATING EXPENSES

Automobile	$	92
Depreciation		2,045
Entertainment		52
Insurance		1,302
Legal and accounting		7,175
Miscellaneous		3,945
Office supplies		1,397
Professional fees		715
Rent		3,000
Taxes and licenses		0
Telephone		986
TOTAL EXPENSES	$	20,709

See Accompanying Notes to Financial Statements

OPTIMA SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
MARCH 31, 2005

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	74,671
Nonallowable assets - schedule attached		(43,883)
Haircut - investment in securities - 15%		(482)
Haircut - undue concentration		(20)
NET CAPITAL	$	30,286
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	222
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	25,286
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	29,953
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities net of deferred income taxes payable and deferred income	$	3,325
Percentage of aggregate indebtedness to net capital		11%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	27,575
VARIANCE -		
Investments		3,210
Less: haircuts		(502)
Rounding		3
NET CAPITAL PER AUDITED REPORT	$	30,286

See Accompanying Notes to Financial Statements

OPTIMA SECURITIES, INC.
NON-ALLOWABLE ASSETS
MARCH 31, 2005

NON-ALLOWABLE ASSETS		
Property and equipment, net of accumulated depreciation	$	43,883
	$	43,883

See Accompanying Notes to Financial Statements

PART II

OPTIMA SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

MARCH 31, 2005

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNTANT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Optima Securities, Inc.

In planning and performing my audit of the financial statements of Optima Securities, Inc. (the "Company") for the year ended March 31, 2005. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.
Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

10680 West Pico Boulevard, Suite 260, Los Angeles, CA 90064
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email tractenberg@sbcglobal.net

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of March, 2005 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2005 to meet the Commission's objectives.
This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a- 5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



Elizabeth Tractenberg, CPA
Los Angeles, California
May 25, 2005